SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

HOTH THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

44148G 10 5

(CUSIP Number)

December 18, 2019

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 44148G 10 5

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Laidlaw Holdings PLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England & Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 799,499 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 799,499 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 799,499 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.84% (based on 10,119,844 shares outstanding as of December 31, 2019)
12	TYPE OF REPORTING PERSON CO

(1)

Represents (i) 726,272 shares of common stock held by Laidlaw & Company (UK) Ltd. (“Laidlaw”), (ii) warrants to purchase 70,138 shares of common stock held by Laidlaw and (iii) warrants to purchase 3,089 shares of common stock held by Laidlaw Holdings PLC. Laidlaw is a subsidiary of Laidlaw Holdings PLC. Accordingly, Laidlaw Holdings PLC. has the right to vote and dispose of the securities held by Laidlaw. As of the date of this this filing, the Reporting Person beneficially owns (i) 60,000 shares of common stock held by Laidlaw Holdings PLC(ii) warrants to purchase 70,138 shares of common stock held by Laidlaw and (iii) warrants to purchase 3,089 shares of common stock held by Laidlaw Holdings PLC and as a result as of the date of this filing the Reporting Person owns less than 5% the Issuer’s common stock.

Item 1(a).	Name of Issuer:

Hoth Therapeutics, Inc., a Nevada corporation (“Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

1 Rockefeller Plaza, Suite 1039, New York, NY 10020

Item 2(a).	Name of Person Filing.

The statement is filed on behalf of Laidlaw Holdings PLC. (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if None, Residence.

521 Fifth Avenue, 12th Floor, New York, NY 10175

Item 2(c).	Citizenship.

Laidlaw Holdings PLC is incorporated in England & Wales.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.0001.

Item 2(e).	CUSIP Number.

44148G 10 5

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: 799,499 (1)

(b) Percent of class: 7.84% (based on 10,119,844 shares of common stock outstanding as of December 31, 2019)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 799,499 (1)

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 799,499 (1)

(iv) Shared power to dispose or to direct the disposition of: 0

(1) Represents (i) 726,272 shares of common stock held by Laidlaw & Company (UK) Ltd. (“Laidlaw”), (ii) warrants to purchase 70,138 shares of common stock held by Laidlaw and (iii) warrants to purchase 3,089 shares of common stock held by Laidlaw Holdings PLC. Laidlaw is a subsidiary of Laidlaw Holdings PLC. Accordingly, Laidlaw Holdings PLC has the right to vote and dispose of the securities held by Laidlaw. As of the date of this this filing, the Reporting Person beneficially owns (i) 60,000 shares of common stock held by Laidlaw Holdings PLC(ii) warrants to purchase 70,138 shares of common stock held by Laidlaw and (iii) warrants to purchase 3,089 shares of common stock held by Laidlaw Holdings PLC and as a result as of the date of this filing the Reporting Person owns less than 5% the Issuer’s common stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Laidlaw Holdings PLC

Date: July 21, 2020	/s/ John Coolong
John Coolong
Chief Financial Officer

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